Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 12, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	CPG Focused Access Fund, LLC (File No. 811-23355)

CPG Vintage Access Fund IV, LLC (File No. 811-23610)

Dear Ms. Fettig:

On behalf of CPG Focused Access Fund, LLC ("Focused Access") and CPG Vintage Access Fund IV, LLC ("Vintage IV", and together with Focused Access, the "Funds"), transmitted for filing as EDGAR correspondence are the Funds' responses to the oral comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to the undersigned and Wendy Li on February 22, 2024. The Staff's comments relate to:

●	the Annual Report on Form N-CSR (File No. 811-23355), filed with the Commission on July 7, 2023, and the financial statements included therein ("Focused Access Financials");

●	the Annual Report on Form N-CEN (File No. 811-23355), filed with the Commission on July 10, 2023 ("Focused Access N-CEN");

●	the Annual Report on Form N-CSR (File No. 811-23610), filed with the Commission on June 9, 2022, and the financial statements included therein ("Vintage IV 2022 Financials");

●	the Annual Report on Form N-CSR (File No. 811-23610), filed with the Commission on June 9, 2023, and the financial statements included therein ("Vintage IV 2023 Financials"); and

●	the Annual Report on Form N-PX (File No. 811-23610), filed with the Commission on August 23, 2023 ("Vintage IV N-PX").

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Funds. The Funds' responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the annual reports listed above.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

March 12, 2024

FOCUSED ACCESS

1.	Comment. Item D.10. of Form N-CEN requires the registrant to provide the market price per share of common stock issued by the registrant at the end of the reporting period. The Staff notes that Focused Access provided a response to Item D.10. in the Focused Access N-CEN; however, the Fund is not listed on an exchange. Please correct this response in future filings.

Response. The Fund will revise the above-referenced disclosure in future filings.

2.	Comment. The Staff notes that according to its registration statement, Focused Access appears to offer a dividend reinvestment plan. If the Fund is relying on a dividend reinvestment plan, information about the plan should be included in the shareholder report. Please confirm the Fund's compliance with Rule 8b-16(b)(1) under the Investment Company Act of 1940, as amended (the "1940 Act").

Response. In compliance with the requirements of Rule 8b-16(b)(1), the dividend reinvestment plan is discussed under the "Other Information (Unaudited)" section of the Focused Access Financials.

3.	Comment. Please explain how the Fund has complied with the disclosure requirements for investments valued using the NAV as the practical expedient as required by FASB ASC 820-10-50-6A. The Staff notes that on page 18 of the Focused Access Financials, the Fund lists certain investment strategies employed by the Investment Funds, but the Fund does not disclose the fair value related to each of the investment strategies.

Response. The Fund will revise the above-referenced disclosure in future filings in accordance with FASB ASC 820-10-50-6A.

VINTAGE IV

4.	Comment. Shareholder reports must be transmitted to shareholders within 60 days after the close of the period for which such report is being made (the "transmittal requirement"). For the Vintage IV 2022 Financials and Vintage IV 2023 Financials, the Staff notes that the independent registered public accounting firm's respective opinions were dated past the transmittal requirement date. Please confirm whether the Vintage IV 2022 Financials and Vintage IV 2023 Financials were transmitted to shareholders within the transmittal requirement and provide an explanation for the dates listed in the respective opinions. Please refer to Rule 30e-1 under the 1940 Act and IM-DCFO 1999-08.

Response. The transmittal to shareholders was late due to a delay in information necessary to complete the financial statements. Fund management does not anticipate this will recur. Nonetheless, if Fund management believes in the future that the Fund will not meet the transmittal requirement, the Fund will file a written request for extension as provided in IM-DCFO 1999-08, updated on November 29, 2023. Please note that the Fund did timely file the Vintage IV 2022 Financials and Vintage IV 2023 Financials with the Commission within the 70 day period in accordance with Form N-CSR's instructions.

Securities and Exchange Commission

March 12, 2024

5.	Comment. Pursuant to General Instruction F.2. to Form N-PX, the report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers. The Staff notes that the Vintage IV N-PX does not appear to be signed by a principal executive officer nor has a copy of a power of attorney or other authority been filed with the report. Please revise and file an amended Form N-PX with the proper signatory or a copy of a power of attorney or other authority.

Response. The Fund advises the Staff that the Vintage IV N-PX was signed by the principal accounting officer of the Fund. The Fund will file an amended Form N-PX to include a copy of a power of attorney for the principal executive officer.

6.	Comment. Please explain why there is a reference to the "Master Fund" in Item 8 of the Vintage IV 2022 Financials and Vintage IV 2023 Financials.

Response. The Fund advises the Staff that this reference was inadvertently included. The Fund will remove this reference in Item 8 of the shareholder reports in future filings.

FOCUSED ACCESS AND VINTAGE IV

7.	Comment. Shareholder reports are required to include graphical representations (e.g., one or more tables, charts, or graphs) of the portfolio holdings of the registrant by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality or maturity). Please include such graphical representations for each Fund in future filings. Please refer to Form N-2, Item 24, Instruction 6.a.

Response. Each Fund will revise the above-referenced disclosure in future filings.

8.	Comment. For a registrant's Schedule of Investments, the investments are required to be categorized by (i) the type of investment and (ii) the related industry, country, or geographic region of the investment. The subtotals for each category of investments, subdivided both by type of investment and industry, country or geographic region, should be shown together with their percentage value compared to net assets. In future filings, please sub-divide the investments of Focused Access by the related industry, country, or geographic region of the investment. In future filings, please show the percentage value compared to net assets of the geographic region categorizations of Vintage IV. Please refer to 17 CFR § 210.12-12, footnote 2.

Response. Each Fund will revise the above-referenced disclosure in future filings.

9.	Comment. Information required to be provided by Item 8 of Form N-CSR should include the date as of which the information is provided. In future filings, please disclose the date as of which the information is provided for Item 8(a)(3) for each Fund. In future filings, please disclose the date as of which the information is provided for Item 8(a)(4) for Vintage IV.

Response. Each Fund will revise the above-referenced disclosure in future filings.

Securities and Exchange Commission

March 12, 2024

10.	Comment. The Notes to Financial Statements in the Focused Access Financials and Vintage IV 2023 Financials state that each Fund pays the Adviser an advisory fee on a monthly and quarterly basis, respectively. Please confirm the frequency that management fees are paid for by each Fund. The Staff notes that the accrued management fees represent approximately 33% and approximately 60% of the expenses for the year for Focused Access and Vintage IV, respectively. Please confirm whether related party fees are being paid and settled within the terms of the Advisory Agreement.

Response. Each Fund confirms that the management fees are paid on a monthly and quarterly basis for Focused Access and Vintage IV, respectively. Each Fund further confirms that the management fees are paid and settled within the terms of its respective Advisory Agreement.

11.	Comment. Pursuant to FASB ASC 946-505-50-5, please disclose the tax-basis components of dividends paid (ordinary income distributions, long-term capital gains distributions, and return of capital distributions) in the notes to financial statements in future filings. Please include the gross and net numbers. The Staff notes that each Fund appears to be disclosing the net numbers only.

Response. Each Fund will revise the above-referenced disclosure in future filings.

12.	Comment. Please confirm the Funds' compliance with the Internal Revenue Code's diversification rules.

Response. Each Fund confirms to the Staff that it is in compliance with the Internal Revenue Code's diversification rules.

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Should you have any questions or comments, please feel free to contact me at 212.969.3350 (scoleman@proskauer.com).

Very truly yours,

/s/ Stuart H. Coleman

Stuart H. Coleman

cc: Wendy Li